UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2010

Commission File Number: 001-15102

Embraer — Empresa Brasileira de Aeronáutica S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-162103) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

COMPANHIA ABERTA

CNPJ Nº 07.689.002/0001-89

NIRE 35.300.325.761

MATERIAL FACT

São José dos Campos, October 14, 2010 - Embraer - Empresa Brasileira de Aeronáutica S.A. (“Company”) informs its shareholders and the securities markets in general that, as notified in the Material Fact disclosed on September 17, 2010, the proposal for the change of the Company’s name and corporate purpose was submitted to the Board of Directors’ member elected by the Brazilian Federal Government in order to allow the Brazilian Federal Government to either exercise its veto right or express its approval. Considering that the Brazilian Federal Government has approved such proposal, the Company’s Board of Directors ratified, among other matters, its approval for the proposal for the change of the Company’s name and corporate purpose in the meeting held on October 14, 2010, in accordance with Section 9, Par. II of the Company’s By-laws. According to the proposal, if approved, (i) Section 1, caption, of the Company’s By-laws will have the following wording: “Section 1 - Embraer S.A. (the “Corporation”) is a corporation governed by these By-Laws and the applicable provisions of law”; and (ii) the following items V and VI will be added to Section 3 of the Company’s By-laws: “V. To design, build and market equipment, materials, systems, software, appliances and components for the defense, security and energy industries, as well as to perform and carry out technical activities related to such manufacturing and maintenance activities, according to the highest standards of technology and quality; and VI. To perform other technological, manufacturing and trade activities and services related to the defense, security and energy industries.”

Additionally, in the same meeting the Board of Directors approved to call the Shareholders Meeting to deliberate, among others matters, about the proposal herein referred.

São José dos Campos, October 14, 2010.

Luiz Carlos Siqueira Aguiar

Executive Vice-President & CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 15, 2010

Embraer-Empresa Brasileira de Aeronáutica S.A.

By:	/s/ Luiz Carlos Siqueira Aguiar
Name: Luiz Carlos Siqueira Aguiar
Title: Chief Financial Officer